[Trilogy Letterhead]

September __, 2006

Mr. Jamie Arnold
Audit Committee Chairman
Selectica, Inc.
3 West Plumeria Drive
San Jose, CA 95134

Dear Mr. Arnold:

As you are aware, we have been interested in acquiring the outstanding shares of Selectica, Inc. (“Selectica” or the “Company”). We are also a significant investor as we own approximately 7.4% of the Company. As part of our continuing analysis, we examine publicly available information that may impact our valuation and investment in the Company.

We have watched with concern the recent broader market activity related to stock option backdating. As you know, a number of public companies are currently under scrutiny of the Securities and Exchange Commission and the Department of Justice for possible manipulations of stock option grants. In addition, a number of class action lawsuits relating to these issues are being filed alleging that options were granted at below fair value without recording the associated compensation expense on the issuer’s financial statements.

Our review of Setectica’s public filings related to prior execntive stock option grants revealed the following grants during the fall of 2001:

Name	Shares	Exercise Price	Grant Expiration
S. Mittal	500,000	$2.40	9/28/2011
R. Jaswa	500,000	$2.40	9/28/2011
S. Bennion	200,000	$2.85	8/06/2011
A. Mathur	250,000	$2.85	8/06/2011

Review of these grants and the underlying share prices immediately before and after the grant dates, has raised questions in our minds as to whether the Company has engaged in a review of its past option practices. Accordingly, we would appreciate your prompt response as to whether the Company, the Board of Directors or any committee thereof, has conducted or been requested to conduct an internal review of the Company’s prior stock option grant practices and the recording of any expense relating to such grants. If such an investigation has been conducted, we also request that the Company provide us with the results of that review. We also request your advice as to whether the Company has received inquiry from either the Securities and Exchange Commission or the Department of Justice relating to option grants and finally, whether any other Selectica stockholder has communicated with you or made any claims or demands relating to Selectica’s stock option grant practices.

Sincerely

Trilogy Capital Holdings

By:
Sean P. Fallon
Vice President of Finance